

Mail Stop 7010

November 6, 2008

Meadow Valley Corporation
Attention: Mr. David D. Doty, Chief Financial Officer
4602 East Thomas Road
Phoenix, Arizona 85018

Re: Meadow Valley Corporation
Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
Filed October 27, 2008
File No. 000-25428

Amendment No. 1 to Schedule 13E-3
Filed October 27, 2008 by the Filing Persons
File No. 005-48695

Dear Mr. Doty:

We have reviewed your filings and have the following comments.

General

1.   We note the penultimate paragraph of your counsel's response letter; however, an authorized company representative must directly provide the Tandy representations. The company should submit on EDGAR a separate letter including the Tandy representations.

2.   Please note that comments regarding your confidential treatment request will be sent under separate cover and must be addressed before clearing your filings.

Schedule 13E-3

General

3.   We note your response to comment one in our letter dated October 17, 2008. It would appear that Insight Equity Holdings LLC controls the Insight affiliated entities that are identified as filing persons. Please refer to the definition of "control" in Exchange Act rule 12b-2. Please provide us with your analysis supporting your determination that Insight Equity Holdings LLC is not a filing person.

Proxy Statement

Interests of Meadow Valley's Officers and Directors in the Merger, page 4

4.   We note your response to comment 10 in our letter dated October 17, 2008. Please also quantify in dollars the interests in the second and third bullet points, and the fourth bullet point with respect to your executive officers and directors.

Special Factors, page 16

Background of the Merger, page 16

5.   We note your response to comment 14 in our letter dated October 17, 2008 and disagree. Your disclosure regarding the relationship among YVM and Messrs. Larson and Nelson remains unclear in this section. Please provide the requested disclosure. Also clarify why YVM was not a party to the final transaction and disclose when the decision was made to have YVM not participate in the transaction.

6.   We note your response to comment 2 in our letter dated October 17, 2008 and your reference to the 13D/A filed on July 29, 2008. It is not apparent, however, that all the requisite filings for YVM were made. For example, we note that although YVM was a signatory to the term sheet dated April 2, 2008 for the merger agreement, by the time of the filing of the 13D/A, YVM no longer was slated to have an interest in the merger transaction or hold an interest in the post-merger entity. Please advise us of why an amended 13D/A filing did not occur until July 29, 2008.

Reasons for the Merger and Recommendation of the Special Committee and Board of Directors, page 36

7.   We note your response to comment 18 in our letter dated October 17, 2008 and reissue the comment. Revise to specifically address the reasons of each filing person for engaging in a going private transaction *at this time*. For example, although you provide bullet-point disclosure regarding the assessment by the special committee of the terms of the merger, we were unable to locate disclosure explaining why the committee decided to engage in the transaction at this time versus any other time. Please revise your disclosure accordingly. See Item 1013(c) of Regulation M-A.

Opinion of Morgan Joseph to the Special Committee, page 41

8.   We note your response to comment 22 in our letter dated October 17, 2008. Please clarify in the last paragraph on page 42 whether Morgan Joseph was advised by Meadow Valley's management that Meadow Valley's forecasts and projections were reasonably prepared based on the best current estimates and judgment of management.

Reports of Alvarez & Marsal to the Special Committee, page 45

9.   We note your response to comment 26 in our letter dated October 17, 2008. As
        previously requested, please describe the Alvarez & Marsal presentation materials in
        greater detail, including the procedures followed; the findings and recommendations; and
        the bases for and methods of arriving at such findings and recommendations. For each of
        the bullet points listed under the presentation materials, discuss the material calculations
        and conclusions for each analysis.

10.   Although you have filed the materials relating to the March 25, 2008 meeting as an
        exhibit to the Schedule 13E-3, these materials still do not appear to be summarized in the
        proxy statement. Please revise the proxy statement to include a summary of these
        materials.

Report of AccuVal Associates, Incorporated, page 54

11.   We note your response to comment 28 in our letter dated October 17, 2008. Based on the
        appraisal report filed as Exhibit (c)(7) to Schedule 13E-3, it appears that the amount of
        net and gross orderly liquidation values should be disclosed and reconciled to the report.
        Please revise.

Financial Projections, page 56

12.   We note your response to comment 29 in our letter dated October 17, 2008. Please
        describe ThomasLloyd's presentation materials (filed as Exhibit (c)(5) to Schedule 13E-
        3) in greater detail, including the procedures followed; the findings and
        recommendations; and the bases for and methods of arriving at such findings and
        recommendation.

The Merger Agreement, page 72

13.   We note your response to comment 34 in our letter dated October 17, 2008. As
        previously requested, please provide disclosure in the second paragraph acknowledging
        that if specific material facts exist that contradict the representations or warranties in the
        merger agreement, you have provided corrective disclosure in the filing.

        Please amend your document in response to these comments. Please furnish a cover
letter with your amendment that keys your responses to our comments and provides any
requested supplemental information. Detailed response letters greatly facilitate our review.
Please electronically file your correspondence on EDGAR. Please be reminded that we may
have additional comments after reviewing your responses to our comments.

        You may contact Dieter King, staff Attorney, at (202) 551-3338, Mellissa Duru, staff
attorney in the Office of Mergers and Acquisitions, at (202) 551-3757 or Brigitte Lippmann,
staff attorney, at (202) 551-3713 with any questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Gregory R. Hall, Esq. (Via Facsimile 480-606-5528)